UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           CENFED Financial Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    15131U103
                                  (CUSIP Number)

                                  John E. Haynes
                            Golden State Bancorp Inc.
                             414 North Central Avenue
                           Glendale, California  91203
                                  (818) 500-2000
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 August 17, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-- 1(b)(3) or (4), check the following box: [__]







         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Golden State Bancorp Inc.
              I.R.S. Identification No. 95-4642135

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [__]
              (b)  [__]

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS

              WC, OO (See Item 3)

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         7.   SOLE VOTING POWER

              1,140,784 shares (1) (See Item 5)

         8.   SHARED VOTING POWER

              0

         9.   SOLE DISPOSITIVE POWER

              1,140,784 shares (1) (See Item 5)

         10.  SHARED DISPOSITIVE POWER

              0

















         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              1,140,784 shares (1) (See Item 5)

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.6% (2)

         14.  TYPE OF REPORTING PERSON

              HC, CO

              (1) The reporting person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. Beneficial ownership of 1,140,784 of such shares is being reported hereunder solely as a result of the option (the "Option") granted pursuant to the Stock Option Agreement described in Item 4 hereof. Golden State Bancorp Inc. ("Golden State") expressly disclaims any beneficial ownership of such shares of CENFED Common Stock which are obtainable by Golden State upon exercise of the Op-tion because the Option is exercisable only in the circum-stances set forth in Item 4, none of which has occurred as of the date hereof.

         (2) Gives effect to the issuance of CENFED Common Stock sub-ject to the Option.




























         Item 1.   Security and Issuer

              This statement relates to shares of common stock, par value $0.01 per share (the "CENFED Common Stock"), of CENFED Financial Corporation ("CENFED"). The address of CENFED's principal executive offices is 199 North Lake Avenue, Pasadena, California 91101, telephone (818) 585-2400.

         Item 2.   Identity and Background

              (a) - (c) and (f). This Schedule 13D is being filed by Golden State Bancorp Inc. ("Golden State"), a corporation orga-nized and existing under the laws of the State of Delaware and the holding company for Glendale Federal Bank, Federal Savings Bank ("Glendale Federal"). Golden State is engaged, princi-pally through Glendale Federal, in the business of attracting deposits from the general public and using such deposits, to-gether with the proceeds of borrowings and its stockholder's equity, to originate and purchase loans, including residential real estate loans as well as business and consumer banking loans and other products. Golden State's principal offices are located at 414 North Central Avenue, Glendale, California 91203, telephone (818) 500-2000.

              Each executive officer and each director of Golden State is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and spe-cifically incorporated herein by reference.

              Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Golden State.

              (d) - (e). During the last five years, neither Golden State nor, to the best knowledge of Golden State, any executive officer or director of Golden State, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or pro-hibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration

              Pursuant to the Stock Option Agreement described in Item 4 (the "Stock Option Agreement"), CENFED has granted to Golden









         State an option (the "Option") to purchase up to 1,140,784 shares of CENFED Common Stock at a price of $34.00 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of CENFED Common Stock currently covered thereby would require ag-gregate funds of $38,786,656. If Golden State were to purchase shares of CENFED Common Stock pursuant to the Stock Option Agreement, Golden State currently anticipates that such funds would be provided from Golden State's working capital, divi-dends from Golden State subsidiaries and by borrowings from other sources yet to be determined.

         Item 4.   Purpose of Transaction

              On August 17, 1997, CENFED and Golden State entered into an Agreement and Plan of Merger (the "Merger Agreement"), pur-suant to which CENFED will be merged with and into a wholly-owned subsidiary of Golden State (the "Merger"). At or promptly following consummation of the Merger, CenFed Bank, A Federal Savings Bank and a wholly-owned subsidiary of CENFED ("CenFed Bank"), will be merged with Glendale Federal.

              As a result of the Merger, each outstanding share of CEN-FED Common Stock (excluding treasury and certain other shares) will be converted into 1.2 shares of common stock, par value $1.00 per share, of Golden State ("Golden State Common Stock"). Consummation of the Merger would result in the CENFED Common Stock ceasing to be authorized to be quoted on the Nasdaq Stock Market, Inc.'s National Market System ("NASDAQ") and the termi-nation of registration of such securities pursuant to the Act.

              The Merger will be a tax-free reorganization and will be accounted for as a pooling of interests. The Merger is subject to a number of conditions set forth in the Merger Agreement. The Merger Agreement is included as Exhibit 2.1 to Golden State's Current Report on Form 8-K dated August 17, 1997 (the "Golden State 8-K") and is hereby incorporated herein by refer-ence.

              As a condition and inducement to Golden State's entering into the Merger Agreement, Golden State entered into the Stock Option Agreement with CENFED. Pursuant to the Stock Option Agreement, CENFED has granted to Golden State an option to pur-chase up to 1,140,784 shares (the "Option Shares") of CENFED Common Stock at a price of $34.00 per share, exercisable only upon the occurrence of certain events. Under the Stock Option Agreement, the number of Option Shares that Golden State may purchase is limited in all events to the number that would re-sult in Golden State realizing a value of not more than $11 million upon exercise of the option, based upon the difference









         between the aggregate value of the Option Shares and the ag-gregate exercise price in respect thereof. Under certain cir-cumstances set forth in the Stock Option Agreement, Golden State, as grantee of the Option, may surrender the Option, as well as any Option Shares previously purchased pursuant thereto of which Golden State then has beneficial ownership, to CENFED in exchange for a payment determined as specified therein, which payment shall not exceed $11 million in the aggregate. The Stock Option Agreement is included as Exhibit 99.1 to the Golden State 8-K and is hereby incorporated herein by refer-ence.

              Pursuant to the Merger Agreement, upon consummation of the Merger, Golden State will cause D. Tad Lowery, President and Chief Executive Officer of CENFED, to be elected to the Board of Directors of Golden State.

              Pursuant to the Merger Agreement, CENFED has agreed, dur-ing the period prior to the Effective Time, that neither it nor its subsidiaries shall pay dividends, except for quarterly cash dividends on CENFED Common Stock not in excess of the rate of the most recently declared quarterly cash dividend of CENFED prior to the date of the Merger Agreement.

              Except as set forth in this Item 4, Golden State has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of
         Schedule 13D.

              The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

         Item 5.   Interest in Securities of the Issuer

              (a) and (b). Pursuant to the Stock Option Agreement, Golden State has the right, exercisable only in certain circum-stances, none of which have occurred as of the date hereof, to acquire up to 1,140,784 shares of CENFED Common Stock, which represents beneficial ownership of approximately 19.9% of the shares of CENFED Common Stock currently outstanding. If Golden State were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Stock Option Agreement, investment power with respect thereto. Be-cause of the limited circumstances in which the option granted under the Stock Option Agreement is exercisable, Golden State disclaims beneficial ownership of such shares of CENFED Common Stock subject to the Stock Option Agreement.









              The Option Shares represent approximately 16.6% of the outstanding shares of CENFED Common Stock giving effect to the full exercise of the Option. CENFED disclaims beneficial own-ership of all of the Option Shares.

              Mr. Orin S. Kramer, a director of Golden State, may be deemed to beneficially own 5,203 shares of CENFED Common Stock that are held by an investment limited partnership for its own account of which Mr. Kramer is the co-general partner. Such shares of Common Stock represent less than 0.1% of the out-standing shares of CENFED Common Stock. Mr. Kramer, together with the co-general partner of such limited partnership, has sole voting power and investment power over all such shares of CENFED Common Stock. Mr. Kramer disclaims beneficial ownership of all such shares of CENFED Common Stock except to the extent of his pecuniary interest therein by virtue of his partnership interest, and Golden State disclaims beneficial ownership of all such shares of CENFED Common Stock.

              Except for the foregoing, to the best of its knowledge, no executive officer or director of Golden State beneficially owns any shares of CENFED Common Stock.

              (c) There have been no transactions in shares of CENFED Common Stock by Golden State, or, to the best knowledge of Golden State, any of Golden State's executive officers and di-rectors during the past 60 days.

              (d)  Not applicable.

              (e)  Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer

                   A copy of the Stock Option Agreement is included as
         Exhibit 99.1 to the Golden State 8-K, and is hereby incorpo-rated herein by reference. The rights and obligations of CEN-FED and Golden State under the Stock Option Agreement are sub-ject to all required regulatory approvals.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to the Golden State 8-K and is hereby incorporated herein by reference.

                   Except as set forth in Items 3, 4, 5 and 6 neither Golden State nor, to the best knowledge of Golden State, any of












         its directors or executive officers, has any contracts, ar-rangements, understandings or relationships (legal or other-wise) with any other person with respect to any securities of CENFED.

         Item 7.  Materials to be Filed as Exhibits

               2.1 Agreement and Plan of Merger, dated as of August 17, 1997, by and between Golden State Bancorp Inc. and CENFED Financial Corporation (incorporated by refer-ence to Exhibit 2.1 of the Golden State 8-K).

              99.1 Stock Option Agreement, dated as of August 17, 1997, by and between CENFED Financial Corporation, as is-suer, and Golden State Bancorp Inc., as grantee (in-corporated by reference to Exhibit 99.1 of the Golden State 8-K).










































                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         August 25, 1997


                                       GOLDEN STATE BANCORP INC.



                                       /s/ John E. Haynes
                                       Name: John E. Haynes
                                       Title: Chief Financial Officer











































                                                               ANNEX A

                            Identity and Background


              The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Golden State. Except as set forth below, the principal business address of each such director and executive officer is the address of Golden State, 414 North Central Avenue, Glendale, California 91203. Each of such directors and ex-ecutive officers is a citizen of the United States.

                                  DIRECTORS

                                                 Present Principal
    Name and Business Address                    Occupation or Employment

    Diane C. Creel                   Chief Executive Officer and President
    100 West Broadway                The Earth Technology Corporation
    Suite 5000
    Long Beach, CA 90802-4443

    Richard H. Daniel                Retired
    One Mellon Bank Center
    Suite 4840
    Pittsburgh, PA 15258

    Brian P. Dempsey                 Vice Chairman, Continental Savings
    2000 Two Union Square            Bank
    601 Union Street
    Seattle, WA 98101-2326

    Richard A. Fink                  Vice Chairman of Golden State Bancorp
                                     Inc.; Senior Executive Vice President
                                     and Chief Credit Officer, Glendale
                                     Federal Bank, Federal Savings Bank.

    John F. King                     President and Chief Executive officer
    566 S. San Pedro Street          Weingart Center Association
    Los Angeles, CA 90013

    John F. Kooken                   Retired
    1170 Lorain Road
    San Marino, CA  91108

    Orin S. Kramer                   General Partner,
    2050 Center Avenue               Boston Provident Partners, L.P.
    Suite 300
    Fort Lee, NJ 07024









    Paul J. Orfalea                  Chairman, Kinko's, Inc.
    225 W. Stanley Avenue
    Ventura, CA 93001

    Stephen J. Trafton               Chairman of the Board, Chief Execu-
                                     tive Officer and President of Golden
                                     State Bancorp Inc. and Glendale Fed-
                                     eral Bank, Federal Savings Bank

    Gilbert R. Vasquez               Managing Partner,
    510 West Sixth Street            Vasquez, Farakhi & Company
    Suite 400
    Los Angeles, CA 90014














































                                 EXECUTIVE OFFICERS

    Name and Business Address      Present Principal Occupation or Employment

    James R. Eller                 Secretary

    Richard A. Fink                Vice Chairman

    John E. Haynes                 Chief Financial Officer

    Stephen J. Trafton             Chairman of the Board, Chief Executive
                                   Officer and President















































    Exhibit Number                 Description


    2.1 Agreement and Plan of Merger, dated as of August 17, 1997, by and between Golden State Bancorp Inc. and CENFED Financial Corporation (incorporated by reference to Exhibit 2.1 of the Golden State 8-K).

    99.1 Stock Option Agreement, dated as of August 17, 1997, by and between CENFED Financial Corporation, Inc., as issuer, and Golden State Bancorp Inc., as grantee (incorporated by reference to
                                   Exhibit 99.1 of the Golden State 8-K).




































                                       -13-